UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number 001-13314

Huaneng Power International, Inc.

(Translation of registrant’s name into English)

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District,

Beijing, 100031 PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K consists of:

An announcement regarding 2022 first quarterly report of Huaneng Power International, Inc.(the "Registrant"), made by the Registrant on April 27, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By:	/s/ Huang Chaoquan
	Name:	Huang Chaoquan
	Title:	Company Secretary

Date: April 28, 2022

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

FIRST QUARTERLY REPORT OF 2022

Pursuant to the regulations of Shanghai Stock Exchange, the Company is required to publish a quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards (“PRC GAAP”).

This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

IMPORTANT NOTICE

(1)	The board of directors and the supervisory committee of Huaneng Power International, Inc. (the “Company”, “Huaneng International”) together with the members thereof and the senior management warrant that the information contained in this report does not contain any false statements, misleading representations or material omissions. All of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this report.

(2)	All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC GAAP.

(3)	The legal representative, person in charge of accounting function and person in charge of the accounting department warrant the truthfulness, accuracy and completeness of the content of the quarterly report.

(4)	This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

I.	MAJOR FINANCIAL DATA

(1)          Major accounting data and financial information PRC GAAP (unaudited) indices

(Amounts: In RMB Yuan)

Items	From the beginning of the year to the end of current reporting period (January to March)	From the beginning of the preceding year to the end of the equivalent period (January to March)		Variance from equivalent period of last year (%)
		(Before restated)	(Restated)	(Restated)
Operating Revenue	65,250,379,565	49,909,188,093	49,983,683,771	30.54
Net (loss)/profit attributable to equity holders of the Company	(956,338,198)	3,126,672,348	3,192,127,961	(129.96)
Net (loss)/profit after deducting non-recurring items attributable to equity holders of the Company	(1,414,681,601)	2,863,647,779	2,929,103,392	(148.30)
Net cash flows generated from operating activities	8,403,935,233	11,330,462,982	11,385,310,326	(26.19)
Basic (losses)/earnings per share (RMB per share)	(0.09)	0.17	0.17	(152.94)
Diluted (losses)/earnings per share (RMB per share)	(0.09)	0.17	0.17	(152.94)
Return on net assets (weighted average) (%)	(2.62)	3.47	3.54	Decreased by 6.16 percentage points

	End of current reporting period	End of last year		Variance from end of last year (%)
		(Before restated)	(Restated)	(Restated)
Total Assets	488,810,999,006	490,068,485,832	490,352,918,655	(0.31)
Equity attributable to equity holders of the Company	104,694,425,640	105,255,590,372	105,535,475,868	(0.80)

Explanation of reasons for retrospective adjustment or restatement

According to the Notice by the Ministry of Finance of Issuing the Interpretation No. 15 of the Accounting Standards for Business Enterprises (Cai Kuai [2021] NO. 35), proceeds generated during the commissioning period was restated for the corresponding quarter of last year.

(2)	Non-recurring items and amounts

(Amounts: In RMB Yuan)

Items	Total amount from the beginning of the year to the end of current reporting period (January to March)	Notes
Gains from disposal of non-current assets	19,095,883	Mainly generated from disposal of machinery and equipments.
Government grant recorded in income statement, excluding government grant closely related to the Company’s business and calculated according to national unified standards	500,641,998	Mainly included refund on property tax and heating subsidies, etc.
Reversal of impairment loss on receivables and contract assets tested individually for impairment	633,112
Profits and losses from entrusted loans	769,458
Other non-operating income and expenses excluding the above items	34,248,933	Other non-operating income other than the items mentioned above was mainly income from donations accepted by the Company’s subsidiaries, the non-operating expenses were mainly loss of material scrap, donations.
Other non-recurring items	(13,909,434)	Mainly included fees collected from entrusted management activities and income generated from conducting trusteeship management.
Less: Income tax impact	9,585,771
Impact of non-controlling interests, net of tax	73,550,776

Total	458,343,403

Explanation of defining non-recurring profit and loss items listed in explanatory Announcement No.1 on Information Disclosure for Companies Offering Their Securities to the Public Extraordinary Profit and Loss as recurring profit and loss items

☑ Applicable	☐ Not applicable

The Company and its subsidiaries recognised extraordinary profit and loss items in accordance with the requirement of explanatory Announcement No.1 on Information Disclosure for Companies Offering Their Securities to the Public_ Extraordinary Profit and Loss (CSRC announcement [2008] No. 43). The value-added tax levied immediately returned was recognised as recurring profit, as it is closely related to the normal business.

(3)	Disclosure as to, and reasons for, material changes in accounting data and financial indices

☑ Applicable	☐ Not applicable

Item	Fluctuation (%)	Reasons
Items of Major Accounting Data and Financial Indices
Operating revenue	30.54	mainly due to the year-on-year increase in domestic electricity sales and heat supply, as well as the year-on-year increase in the average electricity price.
Net profit attributable to equity holders of the Company	-129.96	due to the decrease in the profit of domestic power business operations affected by the rising coal price.
Net (loss)/profit after deducting non-recurring items attributable to equity holders of the Company	-148.30	mainly due to the profit reduction of domestic power business operations affected by the rising coal price.
Basic earnings per share	-152.94	mainly resulted from the decrease in operating profit of the domestic power business due to the rising coal price, and the net profit attributable to the parent company decreased year-on-year.
Diluted earnings per share	-152.94	mainly resulted from the decrease in operating profit of the domestic power business due to the rising coal price, and the net profit attributable to the parent decreased year-on-year.

Item	Fluctuation (%)	Reasons
Items of Consolidated Statement of Financial Position:
Derivative financial assets	93.75	mainly due to the increase of the HSFO price, resulting in an increase in the fair value of fuel swap contracts held by the Company’s subsidiary, SinoSing Power.
Notes receivable	9.18	mainly due to the increase of bill settlement proportion of some regional power grid companies.
Accounts receivable	9.22	mainly due to the increase of power revenue and receivables in relation to renewable energy subsidies.
Advances to suppliers	18.71	mainly due to the increase in prepayments of fuel of some coal fired power plants.
Inventories	-48.42	in comparison to those in fourth quarter of 2021 mainly because heat supply season has ended, causing coal storage decreased and coal price reduced.
Other current assets	-9.58	because coal price dropped, the deductable VAT on purchase decreased accordingly.
Long-term equity investments	1.72	mainly due to the combined effects of investment income RMB378 million and other changes in equity.
Fixed assets	1.21	mainly due to the combined effects of the fact that Construction-in-progress was completed and transferred into fixed assets and the depreciation of fixed assets.
Construction-in-progress	-6.60	mainly due to the fact that the scale of infrastructure construction transferred into fixed assets and new investments.
Contract liabilities	-79.99	mainly due to the reduction on pre- collected heating fees since the end of the heating season.
Current portion of non-current liabilities	-4.18	resulting from decrease in current portion of long-term borrowings.

Item	Fluctuation (%)	Reasons
Other current liabilities	-66.04	mainly because of the decrease in short-term bonds.
Other comprehensive income	48.83	mainly due to the combined effects of the increase in the fair value of the fuel swap contracts of SinoSing Power and foreign currency translation.
Items of Consolidated Statement of Comprehensive Income:
Operating cost	51.07	mainly due to the year-on-year increase in fuel costs which was caused by the increase in coal purchase price.
Tax and surcharge	-31.89	mainly due to the high fuel costs, the actual payment of value-added tax, urban construction tax, education surcharge and local education surcharge decreased year on year.
Research and development expenses	109.59	mainly due to the company's further increase in R&D investment around its main business.
Gain on disposal of assets	-95.63	mainly due to the absence of large asset disposal activities compared with the previous period.
Items of Consolidated Statement of Cash Flows:
Net cash flows generated from operating activities	-26.19	mainly due to the year-on-year increase of fuel cost which resulted in the decrease of the net inflow from operating activities.
Net cash flows generated from/ (used in) financing activities	185.37	mainly due to the year-on-year increase of net financing amount.

II.	SHAREHOLDER INFORMATION

(1)	Total number of shareholders of ordinary shares and shareholders of preference shares with restored voting rights and shareholdings of the top ten shareholders

Unit: share

Total number of ordinary shareholders at the end of the reporting period	125,055	Total number of preference shareholders whose voting rights have been restored at the end of the reporting period (if any)				–
Shareholdings of the top ten shareholders
			Percentage of	Number of shares held	Shares pledged, marked or frozen
Name of shareholders	Nature of shareholders	Number of shares held	shareholding (%)	with selling restriction	Status of shares	Number
Huaneng International Power Development Corporation	State-owned entity	5,066,662,118	32.28	–	Nil	–
HKSCC Nominees Limited	Foreign entity	4,126,188,182	26.28	–	Nil	–
China Huaneng Group Co., Ltd.	State-owned entity	1,555,124,549	9.91	–	Nil	–
Hebei Construction & Investment Group Co., Ltd.	State-owned entity	493,316,146	3.14	–	Nil	–
China Hua Neng Group Hong Kong Limited	Foreign entity	472,000,000	3.01	–	Nil	–
China Securities Finance Corporation Limited	State-owned entity	466,953,720	2.97	–	Nil	–
Jiangsu Guoxin Investment Group Limited	State-owned entity	309,774,700	1.97	–	Nil	–
Liaoning Energy Investment (Group) Limited Liability Company	State-owned entity	244,205,000	1.56	–	Nil	–
Dalian City Investment Holding Group Co., Ltd.	State-owned entity	231,650,000	1.48	–	Charges	107,064,500
Industrial Bank Co., Ltd. – Xingquan Trend Investment Hybrid Securities Investment Fund	Other	166,051,848	1.06	–	Nil	–

Shareholdings of the top ten shareholders whose shares are not subject to selling restrictions

	Number of shares in circulation without any selling restrictions as at the end of the	Type and number of shares
Name of shareholders	reporting period	Type	Number
Huaneng International Power Development Corporation	5,066,662,118	RMB denominated ordinary shares	5,066,662,118
HKSCC Nominees Limited	4,126,188,182	Overseas listed foreign invested shares	4,126,188,182
China Huaneng Group Co., Ltd.	1,555,124,549	RMB denominated ordinary shares	1,555,124,549
Hebei Construction & Investment Group Co., Ltd.	493,316,146	RMB denominated ordinary shares	493,316,146
China Hua Neng Group Hong Kong Limited	472,000,000	Overseas listed foreign invested shares	472,000,000
China Securities Finance Corporation Limited	466,953,720	RMB denominated ordinary shares	466,953,720
Jiangsu Guoxin Investment Group Limited	309,774,700	RMB denominated ordinary shares	309,774,700
Liaoning Energy Investment (Group) Limited Liability Company	244,205,000	RMB denominated ordinary shares	244,205,000
Dalian City Investment Holding Group Co., Ltd.	231,650,000	RMB denominated ordinary shares	231,650,000
Industrial Bank Co., Ltd. – Xingquan Trend Investment Hybrid Securities Investment Fund	166,051,848	RMB denominated ordinary shares	166,051,848
Details relating to the related relationship of the above shareholders or the parties acting in concert	Among the above shareholders, China Huaneng Group Co., Ltd., Huaneng International Power Development Corporation and China Hua Neng Group Hong Kong Limited are regarded as parties acting in concert under the “Management Rules on Acquisition of Listing Companies”. The Company is not aware of any related relationship among other shareholders.
Description of the top 10 shareholders and the top 10 unrestricted shareholders participating in margin trading and securities lending and refinancing business (if any)	–

III.	OTHER REMINDERS

Other important information about the operation of the Company during the reporting period that needs to be reminded of investors

☐ Applicable	☑ Not applicable

IV.	QUARTERLY FINANCIAL STATEMENTS

(1)	Type of Audit Opinion

☐ Applicable	☑ Not applicable

(2)	Financial Statements

HUANENG POWER INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (PRC GAAP)

AS AT 31 MARCH 2022

Amounts: In RMB Yuan, Except as noted

ASSETS	31 March 2022	31 December 2021
	Consolidated	Consolidated
		(Restated)
CURRENT ASSETS
Bank balances and cash	16,957,346,373	16,350,332,130
Derivative financial assets	1,264,155,095	652,458,025
Notes receivable	4,087,051,186	3,743,482,439
Accounts receivable	43,533,169,917	39,856,733,939
Accounts receivable financing	–	277,781,094
Advances to suppliers	5,266,421,860	4,436,263,536
Other receivables	3,738,063,039	3,527,482,093
Inventories	8,678,012,102	16,824,431,439
Contract assets	57,749,291	66,973,934
Current portion of non-current assets	562,594,376	550,606,561
Other current assets	5,592,286,516	6,184,579,414

Total current assets	89,736,849,755	92,471,124,604

ASSETS (CONTINUED)	31 March 2022	31 December 2021
	Consolidated	Consolidated
		(Restated)
NON-CURRENT ASSETS
Derivative financial assets	54,256,477	69,753,069
Long-term receivables	9,139,652,502	9,261,917,550
Long-term equity investments	23,297,104,268	22,903,969,556
Other equity instrument investments	722,205,073	729,070,008
Investment properties	629,319,972	635,268,452
Fixed assets	269,624,596,407	266,396,729,235
Construction-in-progress	46,817,334,143	50,125,125,416
Right-of-use assets	7,783,060,022	7,988,306,698
Intangible assets	14,186,356,725	14,188,940,973
Goodwill	11,198,210,901	11,234,942,930
Long-term deferred expenses	263,745,095	267,989,426
Deferred income tax assets	5,658,131,486	5,503,846,957
Other non-current assets	9,700,176,180	8,575,933,781

Total non-current assets	399,074,149,251	397,881,794,051

TOTAL ASSETS	488,810,999,006	490,352,918,655

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans	88,700,427,007	91,896,724,789
Derivative financial liabilities	42,979,430	41,033,947
Notes payable	2,889,478,585	3,150,276,709
Accounts payable	21,977,084,113	22,623,961,502
Contract liabilities	655,254,690	3,274,769,864
Salary and welfare payables	1,045,055,189	1,020,063,505
Taxes payable	1,213,690,647	2,053,418,012
Other payables	27,003,169,998	28,188,233,094
Current portion of non-current liabilities	24,203,315,060	25,258,832,021
Other current liabilities	3,019,134,178	8,890,987,394

Total current liabilities	170,749,588,897	186,398,300,837

LIABILITIES AND EQUITY (CONTINUED)	31 March 2022	31 December 2021
	Consolidated	Consolidated
		(Restated)
NON-CURRENT LIABILITIES
Long-term loans	147,321,991,730	136,857,716,583
Derivative financial liabilities	77,143,058	99,323,322
Bonds payable	33,898,345,044	29,396,919,284
Lease liabilities	5,705,288,988	5,793,406,727
Long-term payables	1,353,489,901	1,170,649,122
Long-term employee benefits payable	45,180,425	44,237,063
Provision	33,185,264	33,839,001
Deferred income	2,391,348,996	2,586,661,586
Deferred income tax liabilities	1,045,554,225	900,884,705
Other non-current liabilities	2,819,443,212	2,894,542,849

Total non-current liabilities	194,690,970,843	179,778,180,242

TOTAL LIABILITIES	365,440,559,740	366,176,481,079

EQUITY
Share capital	15,698,093,359	15,698,093,359
Other equity instruments	48,660,023,535	48,417,976,965
Capital surplus	17,657,439,809	17,642,892,463
Other comprehensive income	(397,061,474)	(775,923,804)
Special reserves	73,554,707	72,809,895
Surplus reserves	8,186,274,738	8,186,274,738
Undistributed profits	14,816,100,966	16,293,352,252

Equity attributable to equity holders of the Company	104,694,425,640	105,535,475,868

Non-controlling interests	18,676,013,626	18,640,961,708

Total equity	123,370,439,266	124,176,437,576

TOTAL LIABILITIES AND EQUITY	488,810,999,006	490,352,918,655

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Zhao Keyu	Huang Lixin	Wei Zhongqian

HUANENG POWER INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (PRC GAAP)

FOR THE THREE MONTHS ENDED 31 MARCH 2022

Amounts: In RMB Yuan, Except as noted

	For the three months ended 31 March
	2022	2021
	Consolidated	Consolidated
		(Restated)
Operating revenue	65,250,379,565	49,983,683,771
Less: Operating cost	62,865,124,837	41,613,525,300
Tax and surcharge	353,178,786	518,554,968
Selling expenses	50,671,489	39,068,711
General and administrative expenses	1,243,203,719	1,325,529,448
Research and development expenses	76,882,464	36,683,084
Financial expenses	2,536,077,949	2,200,593,812
Add: Other income	518,721,376	192,150,572
Investment income	378,702,646	357,335,226
Including: Investment income from associates and joint ventures	377,814,750	358,870,478
Reversal of credit loss	1,472,804	374,834
Reversal of asset impairment	–	615,203
Gain on disposal of assets	7,623,990	174,427,600

Operating (loss)/profit	(968,238,863)	4,974,631,883
Add: Non-operating income	72,397,885	48,521,337
Less: Non-operating expenses	24,038,542	26,778,736

(Loss)/profit before tax	(919,879,520)	4,996,374,484
Less: Income tax expense	192,050,769	900,015,173

Net (loss)/profit	(1,111,930,289)	4,096,359,311

(1) Classification according to the continuity of operation Continuous operating net (loss)/profit	(1,111,930,289)	4,096,359,311

(2) Classification according to ownership
Attributable to:
Equity holders of the Company	(956,338,198)	3,192,127,961
Non-controlling interests	(155,592,091)	904,231,350

(Losses)/earnings per shares (based on the net (loss)/profit attributable to equity holders of the Company)
(expressed in RMB per share)
– Basic (losses)/earnings per share	(0.09)	0.17
– Diluted (losses)/earnings per share	(0.09)	0.17

	For the three months ended 31 March
	2022	2021
	Consolidated	Consolidated
		(Restated)
Other comprehensive income, net of tax	288,830,657	372,915,824

Other comprehensive income (net of tax) attributed to equity holders of the Company	378,862,330	239,509,771

Other comprehensive loss (net of tax) attributed to equity holders of the Company that may not be reclassified to profit or loss	(4,777,190)	(21,785,812)
Including
Share of other comprehensive loss of the equity-accounted investee that may not be reclassified to profit or loss	(184,721)	(22,308,790)
(Losses)/gains arising from changes in fair value of other equity instrument investments	(4,592,469)	522,978

Other comprehensive income (net of tax) attributed to equity holders of the Company that may be reclassified to profit or loss	383,639,520	261,295,583
Including
Share of other comprehensive income /(loss) of investees accounted for under the equity method	(9,196,765)	161,081
Effective portion of cash flow hedges	524,842,295	318,976,934
Translation differences of the financial statements of foreign operations	(132,006,010)	(57,842,432)

Other comprehensive (loss)/income, net of tax, attributable to non-controlling interests	(90,031,673)	133,406,053

Total comprehensive (loss)/income	(823,099,632)	4,469,275,135

Attributable to:
Equity holders of the Company	(577,475,868)	3,431,637,732
Non-controlling interests	(245,623,764)	1,037,637,403

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Zhao Keyu	Huang Lixin	Wei Zhongqian

HUANENG POWER INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS (PRC GAAP)

FOR THE THREE MONTHS ENDED 31 MARCH 2022

Amounts: In RMB Yuan, Except as noted

	For the three months ended 31 March
	2022	2021
	Consolidated	Consolidated
		(Restated)
Cash flows generated from operating activities
Cash received from sales of goods and services rendered	71,777,412,976	53,206,054,087
Cash received from return of taxes and fees	335,547,866	27,017,375
Other cash received relating to operating activities	592,272,528	242,449,087

Sub-total of cash inflows of operating activities	72,705,233,370	53,475,520,549

Cash paid for goods and services received	(57,834,684,209)	(34,605,112,792)
Cash paid to and on behalf of employees	(3,767,140,628)	(3,877,301,967)
Payments of taxes	(2,291,746,282)	(3,384,249,350)
Other cash paid relating to operating activities	(407,727,018)	(223,546,114)

Sub-total of cash outflows of operating activities	(64,301,298,137)	(42,090,210,223)

Net cash flows generated from operating activities	8,403,935,233	11,385,310,326

Cash flows generated from investing activities
Proceeds from disposal of an investment	–	223,759,636
Cash received on investment income	925,396	2,582,803
Proceeds from disposal of fixed assets, intangible assets and other non-current assets	35,136,124	202,647,939
Other cash received relating to investing activities	7,289,892	–

Sub-total of cash inflows of investing activities	43,351,412	428,990,378

Payment for the purchase of fixed assets, intangible assets and other non-current assets	(7,962,973,757)	(9,642,429,571)
Cash paid for investments	(1,063,887,122)	(51,472,222)

Sub-total of cash outflows of investing activities	(9,026,860,880)	(9,693,901,793)

Net cash flows used in investing activities	(8,983,509,468)	(9,264,911,415)

	For the three months ended 31 March
	2022	2021
	Consolidated	Consolidated
		(Restated)
Cash flows generated from financing activities
Cash received from investments	293,032,724	87,211,989
Including: cash received from non-controlling interests of subsidiaries	293,032,724	87,211,989
Cash received from borrowings	77,701,786,724	55,746,098,708
Other cash received relating to financing activities	5,105,584	–

Sub-total of cash inflows of financing activities	77,999,925,032	55,833,310,697

Repayments of borrowings	(72,491,481,309)	(54,391,135,672)
Payments for dividends, profit or interest expense	(3,149,414,214)	(2,289,618,528)
Including: dividends paid to non-controlling interests of subsidiaries	(140,080,000)	(62,920,909)
Other cash paid relating to financing activities	(709,779,673)	(1,084,551,051)

Sub-total of cash outflows of financing activities	(76,350,675,196)	(57,765,305,251)

Net cash flows generated from/(used in) financing activities	1,649,249,836	(1,931,994,554)

Effect of exchange rate fluctuations on cash held	(293,310,798)	154,440,328

Net increase in cash and cash equivalents	776,364,803	342,844,685
Add: cash and cash equivalents at beginning of period	15,554,825,027	13,257,892,557

Cash and cash equivalents at end of period	16,331,189,830	13,600,737,242

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Zhao Keyu	Huang Lixin	Wei Zhongqian

Adjustments of financial statements at the beginning of the year in which the new accounting standards were implemented for the first time since 2022

☑ Applicable	☐ Not applicable

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts: In RMB Yuan, Except as noted

ASSETS	31 December 2021	31 December 2021	Restatement
	Consolidated	Consolidated
		(Restated)
CURRENT ASSETS:
Bank balances and cash	16,350,332,130	16,350,332,130	–
Derivative financial assets	652,458,025	652,458,025	–
Notes receivable	3,743,482,439	3,743,482,439	–
Accounts receivable	39,856,733,939	39,856,733,939	–
Accounts receivable financing	277,781,094	277,781,094	–
Advances to suppliers	4,436,263,536	4,436,263,536	–
Other receivables	3,527,482,093	3,527,482,093	–
Inventories	16,824,431,439	16,824,431,439	–
Contract assets	66,973,934	66,973,934	–
Current portion of non-current assets	550,606,561	550,606,561	–
Other current assets	6,184,579,414	6,184,579,414	–

Total current assets	92,471,124,604	92,471,124,604	–

NON-CURRENT ASSETS:
Derivative financial assets	69,753,069	69,753,069	–
Long-term receivables	9,261,917,550	9,261,917,550	–
Long-term equity investments	22,903,969,556	22,903,969,556	–
Other equity instrument investments	729,070,008	729,070,008	–
Investment properties	635,268,452	635,268,452	–
Fixed assets	266,132,642,178	266,396,729,235	264,087,057
Construction-in-progress	50,104,779,650	50,125,125,416	20,345,766
Right-of-use assets	7,988,306,698	7,988,306,698	–
Intangible assets	14,188,940,973	14,188,940,973	–
Goodwill	11,234,942,930	11,234,942,930	–
Long-term deferred expenses	267,989,426	267,989,426	–
Deferred income tax assets	5,503,846,957	5,503,846,957	–
Other non-current assets	8,575,933,781	8,575,933,781	–

Total non-current assets	397,597,361,228	397,881,794,051	284,432,823

TOTAL ASSETS	490,068,485,832	490,352,918,655	284,432,823

LIABILITIES AND EQUITY	31 December 2021	31 December 2021	Restatement
	Consolidated	Consolidated
		(Restated)
CURRENT LIABILITIES:
Short-term loans	91,896,724,789	91,896,724,789	–
Derivative financial liabilities	41,033,947	41,033,947	–
Notes payable	3,150,276,709	3,150,276,709	–
Accounts payable	22,623,961,502	22,623,961,502	–
Contract liabilities	3,274,769,864	3,274,769,864	–
Salary and welfare payables	1,020,063,505	1,020,063,505	–
Taxes payable	2,053,418,012	2,053,418,012	–
Other payables	28,188,233,094	28,188,233,094	–
Current portion of non-current liabilities	25,258,832,021	25,258,832,021	–
Other current liabilities	8,890,987,394	8,890,987,394	–

Total current liabilities	186,398,300,837	186,398,300,837	–

NON-CURRENT LIABILITIES:
Long-term loans	136,857,716,583	136,857,716,583	–
Derivative financial liabilities	99,323,322	99,323,322	–
Bonds payable	29,396,919,284	29,396,919,284	–
Lease liabilities	5,793,406,727	5,793,406,727	–
Long-term payables	1,170,649,122	1,170,649,122	–
Long-term employee benefits payable	44,237,063	44,237,063	–
Provision	33,839,001	33,839,001	–
Deferred income	2,586,661,586	2,586,661,586	–
Deferred income tax liabilities	900,884,705	900,884,705	–
Other non-current liabilities	2,894,542,849	2,894,542,849	–

Total non-current liabilities	179,778,180,242	179,778,180,242	–

TOTAL LIABILITIES	366,176,481,079	366,176,481,079	–

LIABILITIES AND EQUITY	31 December 2021	31 December 2021	Restatement
	Consolidated	Consolidated
		(Restated)
EQUITY
Share capital	15,698,093,359	15,698,093,359	–
Other equity instruments	48,417,976,965	48,417,976,965	–
Capital surplus	17,642,892,463	17,642,892,463	–
Other comprehensive income	(775,923,804)	(775,923,804)	–
Special reserves	72,809,895	72,809,895	–
Surplus reserves	8,186,274,738	8,186,274,738	–
Undistributed profits	16,013,466,756	16,293,352,252	279,885,496
Equity attributable to equity holders of the Company	105,255,590,372	105,535,475,868	279,885,496
Non-controlling interests	18,636,414,381	18,640,961,708	4,547,327

Total equity	123,892,004,753	124,176,437,576	284,432,823

TOTAL LIABILITIES AND EQUITY	490,068,485,832	490,352,918,655	284,432,823

Explanation of reasons for retrospective adjustment or restatement

☑ Applicable	☐ Not applicable

According to the notice by the Ministry of Finance of Issuing the Interpretation No. 15 of the Accounting Standards for Business Enterprises (Cai Kuai [2021] NO.35), for the sales and cost during the commissioning period will not be deducted from the carrying value of the relevant assets, but will be accounted for separately and included in the current profit and loss. This should be applied retrospectively to the assets on or after the beginning of the earliest period presented when the entity first applies the Notice.

By Order of the Board Huaneng Power International, Inc. Huang Chaoquan Company Secretary

As of the date of the announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
27 April 2022